                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                         (AMENDMENT NO. _____________)*


                              ESS Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   269151-10-6
                         -----------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 269151-10-6                 13G                      PAGE 1 OF 5 PAGES
---------------------                                          -----------------

-------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ANNIE M.H. CHAN
-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ] (1)
-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
-------------------------------------------------------------------------------
                    (5)     SOLE VOTING POWER
  NUMBER OF                 11,533,402
   SHARES           -----------------------------------------------------------
 BENEFICIALLY       (6)     SHARED VOTING POWER
  OWNED BY                  0
    EACH            -----------------------------------------------------------
  REPORTING         (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                11,533,402
                    -----------------------------------------------------------
                    (8)     SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,758,402(2)
-------------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                             [ ]
-------------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       28.6% BASED ON 40,848,948 TOTAL SHARES OUTSTANDING AS OF
             DECEMBER 31, 1998
-------------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
(1) Mrs. Annie M.H. Chan and Mr. Fred S.L Chan are married to each other.

(2) Includes an option to purchase 225,000 shares of ESS Technology Common Stock held by Fred Chan.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP NO. 269151-10-6                 13G                      PAGE 2 OF 5 PAGES
---------------------                                          -----------------

-------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FRED S.L. CHAN
-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ] (1)
-------------------------------------------------------------------------------
  (3)  SEC USE ONLY

-------------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
-------------------------------------------------------------------------------
                    (5)     SOLE VOTING POWER
  NUMBER OF                 225,000
   SHARES           -----------------------------------------------------------
 BENEFICIALLY       (6)     SHARED VOTING POWER
  OWNED BY                  0
    EACH            -----------------------------------------------------------
  REPORTING         (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                225,000
                    -----------------------------------------------------------
                    (8)     SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,758,402(2)
-------------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                             [ ]
-------------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       28.6% BASED ON 40,848,948 TOTAL SHARES OUTSTANDING AS OF
             DECEMBER 31, 1998
-------------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
(1) Mr. Fred S.L. Chan and Mrs. Annie M.H. Chan are married to each other.

(2) Includes 900,000 shares of ESS Technology Common Stock held by Annie Chan, 10,629,652 shares held by Annie Chan Living Trust and an option held by Annie Chan and exercisable on or before March 1, 1999 to buy 3,750 shares of ESS Technology Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP NO. 269151-10-6                 13G                      PAGE 3 OF 5 PAGES
---------------------                                          -----------------


ITEM 1(a). NAME OF ISSUER:

           ESS Technology, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           48401 Fremont Blvd., Fremont, CA 94538

ITEM 2(a). NAME OF PERSON FILING:

      (1)  Annie M.H. Chan

      (2)  Fred S.L. Chan


ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           48401 Fremont Blvd., Fremont, CA 94538

ITEM 2(c). CITIZENSHIP:

           U.S.A.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(e). CUSIP NUMBER:

           269151-10-6

ITEM 3.    STATUS OF PERSON FILING:

           NOT APPLICABLE

ITEM 4.    OWNERSHIP

          (a)  AMOUNT BENEFICIALLY OWNED:

               (1) AMOUNT BENEFICIALLY OWNED BY MRS. CHAN: 11,758,402 (This number includes 225,000 shares issuable upon exercise of options held by Mrs. Chan's spouse on or before March 1, 1999.)


               (2) AMOUNT BENEFICIALLY OWNED BY MR. CHAN: 11,758,402 (This number includes 900,000 shares of ESS Technology Common Stock held by Mr. Chan's spouse, Annie Chan, 10,629,652 shares held by Annie Chan Living Trust, and an option held by Annie Chan and exercisable on or before March 1, 1999 to buy 3,750 shares of ESS Technology Common Stock.)

---------------------                                          -----------------
CUSIP NO. 269151-10-6                 13G                      PAGE 4 OF 5 PAGES
---------------------                                          -----------------

     (b) PERCENT OF CLASS: (based on 40,848,948 shares outstanding as of December 31, 1998)

          (1)  Percent of Class Beneficially Owned by Mrs. Chan: 28.6%

          (2)  Percent of Class Beneficially Owned by Mr. Chan: 28.6%

          (c)  (1)  THE NUMBER OF SHARES AS TO WHICH MRS. CHAN HAS:

                    (i)  sole power to vote or direct the vote:

                         Directly owned:                                                       900,000
                         Owned through Annie M.H. Chan Living Trust:                        10,629,652
                         Options held by Mrs. Chan that are exercisable by March 1, 1999:        3,750
                                                                                   Total:   11,533,402 shares
                                                                                   -------------------

                    (ii) shared power to a vote or to direct the vote: -0-

                    (iii) sole power to dispose or to direct the disposition of:

                         Directly owned:                                                       900,000
                         Owned through Annie M.H. Chan Living Trust:                        10,629,652
                         Options held by Mrs. Chan that are exercisable by March 1, 1999:        3,750
                                                                                Total:      11,533,402 shares
                                                                                ----------------------

                    (iv) shared power to dispose or to direct the disposition
                         of: -0-

     (c)  (2)  THE NUMBER OF SHARES AS TO WHICH MR. CHAN HAS:

               (i) sole power to vote or direct the vote: 225,000 (Option held by Mr. Chan that is exercisable by March 1, 1999)

               (ii) shared power to a vote or to direct the vote -0-

               (iii) sole power to dispose or to direct the disposition of:
                     225,000 (Option held by Mr. Chan that is exercisable by March 1, 1999)

               (iv) shared power to dispose or to direct the disposition of: -0-


ITEM 5.   OWNERSHIP OF 5% OR LESS OF A CLASS.

          Not applicable


ITEM 6.   OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON.

          See description of ownership described in Item 4

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable

---------------------                                          -----------------
CUSIP NO. 269151-10-6                 13G                      PAGE 5 OF 5 PAGES
---------------------                                          -----------------


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable

ITEM 10.  CERTIFICATION.

          Not applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Date:
                                        ----------------------------------------



                                        ----------------------------------------
                                        Annie M.H. Chan



                                        Date:
                                        ----------------------------------------



                                        ----------------------------------------
                                        Fred S.L. Chan


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)